UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A
Amendment No. 1

Under the Securities Exchange Act of 1934*

RLX Technology Inc.
(Name of Issuer)

Class A ordinary shares, par value of $0.00001 per share
(Title of Class of Securities)

74969N 103**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 74969N 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the New York Stock Exchange under the symbol “RLX.” Each ADS represents one Class A ordinary share, par value US$0.00001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Deep Technology Linkage Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 106,052,740
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,052,740
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,052,740
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.77%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Llex Holdings Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 106,052,740
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,052,740
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,052,740
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.77%
12	TYPE OF REPORTING PERSON FI

* Llex Holdings Limited is the general partner of Deep Technology Linkage Fund L.P..

1	NAMES OF REPORTING PERSONS Source Code Super Holdings Co.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 106,052,740
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,052,740
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,052,740
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.77%
12	TYPE OF REPORTING PERSON FI

* Source Code Super Holdings Co. is the sole shareholder of Llex Holdings Limited. Llex Holdings Limited is the general partner of Deep Technology Linkage Fund L.P..

1	NAMES OF REPORTING PERSONS Whealth Holdings Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 106,052,740
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,052,740
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,052,740
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.77%
12	TYPE OF REPORTING PERSON FI

* Whealth Holdings Limited beneficially owns Source Code Super Holdings Co.. Source Code Super Holdings Co. is the sole shareholder of Llex Holdings Limited. Llex Holdings Limited is the general partner of Deep Technology Linkage Fund L.P..

1	NAMES OF REPORTING PERSONS Enlightenment Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Island of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 106,052,740
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 106,052,740
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,052,740
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.77%
12	TYPE OF REPORTING PERSON FI

* Enlightenment Trust ultimately wholly owns Whealth Holdings Limited. Whealth Holdings Limited beneficially owns Source Code Super Holdings Co.. Source Code Super Holdings Co. is the sole shareholder of Llex Holdings Limited. Llex Holdings Limited is the general partner of Deep Technology Linkage Fund L.P..

Mr. Charlie Cao and his family members are the beneficiaries of Enlightenment Trust. Mr. Cao and his family members disclaim beneficial ownership of the Issuer’s Class A ordinary shares held by Deep Technology Linkage Fund L.P., except to the extent of their pecuniary interest in these shares. Trident Trust Company Limited is the trustee of Enlightenment Trust.

ITEM 1(a).	NAME OF ISSUER:

RLX Technology Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

19/F, Building 1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing 100026

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	Deep Technology Linkage Fund L.P.

(ii)	Llex Holdings Limited

(iii)	Source Code Super Holdings Co.

(iv)	Whealth Holdings Limited

(v)	Enlightenment Trust

(collectively, the “Reporting Persons”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For each of the Reporting Persons:

(i)	Deep Technology Linkage Fund L.P. - Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbou r Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

(ii)	Llex Holdings Limited - Cayman Islands - Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbou r Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

(iii)	Source Code Super Holdings Co. - Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbou r Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

(iv)	Whealth Holdings Limited - Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Island

(v)	Enlightenment Trust - 11 Bath Street, St Helier, JE4 8UT, Jersey

ITEM 2(c).	CITIZENSHIP:

(i)	Deep Technology Linkage Fund L.P. - Cayman Islands

(ii)	Llex Holdings Limited - Cayman Islands - Cayman Islands

(iii)	Source Code Super Holdings Co. - Cayman Islands

(iv)	Whealth Holdings Limited - British Virgin Islands

(v)	Enlightenment Trust - the Island of Jersey

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value of $0.00001 per share.

ITEM 2(e).	CUSIP NO.:

74969N 103

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon 1,565,730,837 ordinary shares issued and outstanding as of December 31, 2021, including 947,559,047 Class A ordinary shares and 618,171,790 Class B ordinary shares, which was reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2022.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2023

Deep Technology Linkage Fund L.P.

/s/ Charlie Cao
Name: Charlie Cao
Title: Authorized Representative

Llex Holdings Limited

/s/ Charlie Cao
Name: Charlie Cao
Title: Authorized Representative

Source Code Super Holdings Co.

/s/ Charlie Cao
Name: Charlie Cao
Title: Authorized Representative

Whealth Holdings Limited

/s/ Charlie Cao
Name: Charlie Cao
Title: Authorized Representative

Enlightenment Trust

/s/ Bronwyn A Kirwan and Shane O’Brien
Name: Bronwyn A Kirwan and Shane O’Brien
Title: Authorized Representatives of Trident Trust Company Limited